Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173446
7,919,575
SHARES
WILLBROS GROUP, INC.
COMMON STOCK

          This prospectus relates to shares of common stock that may be sold by the selling stockholder identified in this prospectus. The selling stockholder acquired the shares in a private placement of our common stock in connection with our acquisition of InfrastruX Group, Inc. (“InfrastruX”). We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.
          The selling stockholder, or its transferees, pledgees, donees or other successors in interest, may sell its shares by the methods described under “Plan of Distribution.”
          Our common stock is listed on the New York Stock Exchange under the symbol “WG.” On May 12, 2011, the last reported sales price for our common stock was $9.83.
          There are significant risks associated with an investment in our securities. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 12, 2011.

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or incorporated by reference into this prospectus may only be accurate on the date of those documents.
Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “Willbros,” the “Company,” “we,” “us,” “our,” or similar terms refer to Willbros Group, Inc., a Delaware corporation, its consolidated subsidiaries and their predecessors.

WILLBROS GROUP, INC.
Our Business
          We are a provider of services to global end markets serving the oil and gas, refinery, petrochemical and power industries. Our services, which include engineering, procurement and construction (either individually or together as an integrated “EPC” service offering), turnaround, maintenance and other specialty services, are critical to the ongoing expansion and operation of energy infrastructure. Within the global energy market, we specialize in designing, constructing, upgrading and repairing midstream infrastructure such as pipelines, compressor stations and related facilities, for onshore and coastal locations as well as downstream facilities, such as refineries. We also provide specialty turnaround services, tank services, heater services, construction services and safety services and fabricate specialty items for hydrocarbon processing units. Our services include maintenance and small capital projects for transmission and distribution facilities for electric and natural gas utilities as well as larger capital projects for renewable power generation and electric transmission projects.
Our Executive Offices
          We are incorporated in Delaware and our executive offices are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, and our telephone number is (713) 403-8000. Information contained on our website http://www.willbros.com, is not, and you must not consider such information to be, a part of this prospectus.
InfrastruX Acquisition and Private Placement of Common Stock
          On July 1, 2010, we completed the acquisition of InfrastruX. As partial consideration for the acquisition, we issued a total of 7,919,575 shares of our common stock to InfrastruX Holdings, LLC, the selling stockholder. The shares of common stock were issued pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D thereunder. This prospectus covers the resale by the selling stockholder of the shares of common stock that were issued in the private placement.

RISK FACTORS
          Investing in our common stock involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.
          These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business, results of operations and financial condition.
Risks Related to Our Business
Our business is highly dependent upon the level of capital expenditures by oil and gas, refinery, petrochemical and electric power companies on infrastructure.
     Our revenue and cash flow are primarily dependent upon major engineering and construction projects. The availability of these types of projects is dependent upon the economic condition of the oil and gas, refinery, petrochemical and electric power industries, and specifically, the level of capital expenditures of oil and gas, refinery, petrochemical and electric power companies on infrastructure. The credit crisis in 2009, which continues to some extent, and related distress in the global financial system, including capital markets, as well as the global recession, continue to have an adverse impact on the level of capital expenditures of oil and gas, refinery, petrochemical and electric power companies and/or their ability to finance these expenditures. Our failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts are factors that could result in the under-utilization of our resources, which would have an adverse impact on our revenue and cash flow. There are numerous factors beyond our control that influence the level of capital expenditures of these companies, including:
•	current and projected oil, gas and electric power prices, as well as refining margins;

•	the demand for gasoline and electricity;

•	the abilities of oil and gas, refinery, petrochemical and electric power companies to generate, access and deploy capital;

•	exploration, production and transportation costs;

•	the discovery rate of new oil and gas reserves;

•	the sale and expiration dates of oil and gas leases and concessions;

•	regulatory restraints on the rates that electric power companies may charge their customers;

•	local and international political and economic conditions;

•	the ability or willingness of host country government entities to fund their budgetary commitments; and

•	technological advances.
Our settlements with the DOJ and the SEC, and the prosecution of former employees, may negatively impact our ongoing operations.
     In May 2008, the United States Department of Justice (“DOJ”) filed an Information and Deferred Prosecution Agreement (“DPA”) in the United States District Court in Houston concluding its investigation into violations of the Foreign Corrupt Practices Act (“FCPA”) by Willbros Group, Inc. and its subsidiary, Willbros International, Inc. (“WII”). Also in May 2008, we reached a final settlement with the SEC to resolve its previously disclosed investigation of possible violations of the FCPA and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These investigations stemmed primarily from our former operations in Bolivia, Ecuador and Nigeria. The settlements together require us to pay, over approximately three years, a total of $32.3 million in penalties and disgorgement, plus post-judgment interest on $7.725 million of that amount.
     As part of our agreement with the DOJ, we are subject to ongoing review and regulation of our business operations, including the review of our operations and compliance program by a government-approved independent monitor. The independent monitor was appointed effective September 25, 2009. The activities of the independent monitor have had, and will continue to have, a material cost to us and will require significant changes in our processes and operations, the outcome of which we are unable to predict. In addition, the settlements, and the prosecution of former employees, may impact our operations or result in legal actions against us, including actions by foreign governments, in countries that are the subject of the settlements.
Our failure to comply with the terms of settlement agreements with the DOJ and SEC would have a material adverse effect on our business.
     Under our settlement with the DOJ, we are subject to the DPA, which has an initial term of three years and may be extended under certain circumstances, and, with respect to the SEC settlement, we are permanently enjoined from committing any future violations of the federal securities laws. As provided for in the DPA, with the approval of the DOJ, we retained a government-approved independent monitor, at our expense, for a two and one-half year period, who is reporting to the DOJ on our compliance with the DPA. Since the appointment of the monitor, we have cooperated and provided the monitor with access to information, documents, records, facilities and employees. On March 1, 2010, the monitor filed with the DOJ the first of three required reports under the DPA. In the report, the monitor reported numerous findings and recommendations with respect to the need for the improvement of our administrative internal controls, policies and procedures for detecting and preventing violations of applicable anti-corruption laws.
     Findings and recommendations have been made concerning the need for improvement of policies and processes and internal controls related to the vetting of new employees, agents and consultants, disclosure, tracking and internal communications of conflicts of interest, our FCPA training program, the FCPA certification process, procurement and project controls and other administrative control procedures, as well as to improve our ability to detect and prevent violations of applicable anti-corruption laws.
     The report also sets out for the DOJ’s review the monitor’s findings relating to incidents that came to the monitor’s attention during the course of his review which he found to be significant, as well as recommendations to address these incidents. We and the monitor have met separately with the DOJ concerning certain of these incidents. The monitor, in his report, did not conclude whether any of these incidents or any other matters constituted a violation of the FCPA. We do not believe that any of these incidents or matters constituted a violation of the FCPA based on our own investigations of the incidents and matters raised in the report. Notwithstanding our assessment, the DOJ could perform further investigation at its discretion of any incident or matter raised by the report.
     We are now in the process of improving our hiring procedures and conflict of interest policies and have openly discussed these matters with the DOJ in the course of our compliance with the terms of the DPA. On May 1, 2010, we responded to the monitor’s report and advised the DOJ that we intend to implement all of the monitor’s recommendations. We have undertaken a disciplined approach to implementing the monitor’s recommendations and have incurred, and will continue to incur, significant costs as well as significant management oversight time to effectively implement the recommendations. The monitor’s second annual review occurred in the first quarter of 2011, and we recently received the second report of the monitor and are preparing a response. The second report contains additional recommendations which we intend to implement.
     The DOJ could determine during the term of the DPA that we have violated the FCPA or other laws based on the monitor’s findings or otherwise or not complied with the terms of the DPA, which requires our cooperation with the monitor and the DOJ, or that we have not been successful in implementing the monitor’s recommendations. Our failure to comply with the terms of the settlements with the DOJ and SEC could result in resumed prosecution and other regulatory sanctions. A criminal conviction of the charges that are subject to the DPA, or of other charges, could result in fines, civil and criminal penalties and equitable remedies, including profit disgorgement and injunctive relief, and would have a material adverse effect on our business. The settlements and the findings of the independent monitor could also result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages.
     In addition, if we fail to make timely payment of the penalty amounts due to the DOJ and/or the disgorgement amounts specified in the SEC settlement, the DOJ and/or the SEC will have the right to accelerate payment, and demand that the entire balance be paid immediately. Our ability to comply with the terms of the settlements is dependent on the success of our ongoing compliance program, including:
•	our supervision, training and retention of competent employees;

•	the efforts of our employees to comply with applicable law and our Foreign Corrupt Practices Act Compliance Manual and Code of Business Conduct and Ethics;

•	our continuing management of our agents and business partners; and

•	our successful implementation of the recommendations of the independent monitor to further improve our compliance program and internal controls.
We may continue to experience losses associated with our prior Nigeria-based operations which could have a material adverse effect on us.
     On February 7, 2007, Willbros Global Holdings, Inc., formerly known as Willbros Group, Inc., a Panama corporation (“WGHI”), which is now a subsidiary of the Company and holds a portion of the Company’s non-U.S. operations, sold its Nigeria assets and Nigeria-based operations in West Africa to Ascot Offshore Nigeria Limited (“Ascot”), a Nigerian oilfield services company, for total consideration of $155 million (later adjusted to $130 million). The sale was pursuant to a Share Purchase Agreement by and between WGHI and Ascot dated as of February 7, 2007 (the “Agreement”), providing for the purchase by Ascot of all of the share capital of WG Nigeria Holdings Limited (“WGNHL”), the holding company for Willbros West Africa, Inc. (“WWAI”), Willbros (Nigeria) Limited, Willbros (Offshore) Nigeria Limited and WG Nigeria Equipment Limited.
     In connection with the sale of its Nigeria assets and operations, WGHI and WII, another subsidiary of the Company, entered into an indemnity agreement with Ascot and Berkeley Group plc (“Berkeley”), the parent company of Ascot (the “Indemnity Agreement”), pursuant to which Ascot and Berkeley agreed to indemnify WGHI and WII for any obligations incurred by WGHI or WII in connection with the parent company guarantees (the “Guarantees”) that WGHI and WII previously issued and maintained on behalf of certain former subsidiaries now owned by Ascot under certain working contracts between the subsidiaries and their customers. Either WGHI, WII or both may be contractually obligated, in varying degrees, under the Guarantees with respect to the performance of work related to several ongoing projects. Among the Guarantees covered by the Indemnity Agreement are five contracts under which the Company estimates that, at February 7, 2007, there was aggregate remaining contract revenue, excluding any additional claim revenue, of $352 million and aggregate estimated cost to complete of $293 million. At the February 7, 2007 sale date, one of the contracts covered by the Guarantees was estimated to be in a loss position with an accrual for such loss of $33 million. The associated liability was included in the liabilities acquired by Ascot and Berkeley.
     Approximately one year after the sale of the Nigeria assets and operations, WGHI received its first notification asserting various rights under one of the outstanding parent guarantees. On February 1, 2008, WWAI, the Ascot company performing the West African Gas Pipeline (“WAGP”) contract, received a letter from West African Gas Pipeline Company Limited (“WAPCo”), the owner of WAGP, wherein WAPCo gave written notice alleging that WWAI was in default under the WAGP contract, as amended, and giving WWAI a brief cure period to remedy the alleged default. We understand that WWAI responded by denying being in breach of its WAGP contract obligations, and apparently also advised WAPCo that WWAI “requires a further $55 million, without which it will not be able to complete the work which it had previously undertaken to perform.” We understand that, on February 27, 2008, WAPCo terminated the WAGP contract for the alleged continuing non-performance of WWAI.
     Also, in February 2008, WGHI received a letter from WAPCo reminding WGHI of its parent guarantee on the WAGP contract and requesting that WGHI remedy WWAI’s default under that contract, as amended. WGHI responded to WAPCo, consistent with its earlier communications, that, for a variety of legal, contractual, and other reasons, it did not consider the prior WAGP contract parent guarantee to have continued application. In February 2009, WGHI received another letter from WAPCo formally demanding that WGHI pay all sums payable in consequence of the non-performance by WWAI with WAPCo and stating that quantification of that amount would be provided sometime in the future when the work was completed. In spite of this letter, we continued to believe that the parent guarantee was not valid. WAPCo disputes WGHI’s position that it is no longer bound by the terms of WGHI’s prior parent guarantee of the WAGP contract and has reserved all its rights in that regard.

     On February 15, 2010, WGHI received a letter from attorneys representing WAPCo seeking to recover from WGHI under its prior WAGP contract parent company guarantee for losses and damages allegedly incurred by WAPCo in connection with the alleged non-performance of WWAI under the WAGP contract. The letter purports to be a formal notice of a claim for purposes of the Pre-Action Protocol for Construction and Engineering Disputes under the rules of the High Court in London, England. The letter claims damages in the amount of $265 million. At February 7, 2007, when WGHI sold its Nigeria assets and operations to Ascot, the total WAGP contract value was $165 million and the WAGP project was estimated to be approximately 82.0 percent complete. The remaining costs to complete the project at that time were estimated at slightly under $30 million. We are seeking to understand the magnitude of the WAPCo claim relative to the WAGP project’s financial status three years earlier.
     On August 2, 2010, we received notice that WAPCo had filed suit against WGHI under English law in the London High Court on July 30, 2010, for a sum of $273 million. WGHI has several possible defenses to this claim and is contesting the matter vigorously, but we cannot provide any assurance as to the outcome. We expect the litigation process to be lengthy; trial of the matter is scheduled to commence in June of 2012.
     We currently have no employees working in Nigeria and have no intention of returning to Nigeria. If ultimately it is determined by an English Court that WGHI is liable, in whole or in part, for damages that WAPCo may establish against WWAI for WWAI’s alleged non-performance of the WAGP contract, or if WAPCo is able to establish liability against WGHI directly under the parent company guarantee, and, in either case, WGHI is unable to enforce its rights under the indemnity agreement entered into with Ascot and Berkeley in connection with the WAGP contract, WGHI may experience substantial losses, which could have a material adverse effect on our financial condition and liquidity. However, at this time, we cannot predict the outcome of the London High Court litigation, or be certain of the degree to which the indemnity agreement given in WGHI’s favor by Ascot and Berkeley will protect WGHI.
     We have not established a reserve for potential losses in connection with the foregoing.
Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2010 because of the existence of a material weakness in our internal control over financial reporting. We have also had material weaknesses in our internal control over financial reporting in prior fiscal years. Failure to maintain effective internal control over financial reporting could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis. As a result, our business, operating results and liquidity could be harmed.
     We have identified a material weakness in our internal control over financial reporting as of December 31, 2010. A description of this material weakness is included in Item 9A, “Controls and Procedures,” in our annual report on Form 10-K for the fiscal year ended December 31, 2010, together with our remediation plan.
     As disclosed in our annual reports on Form 10-K for 2007, 2006, 2005 and 2004, management’s assessment of our internal control over financial reporting identified several material weaknesses. These material weaknesses led to the restatement of our previously issued consolidated financial statements for fiscal years 2002 and 2003 and the first three quarters of 2004. We believe that all of these material weaknesses have been successfully remediated. Our management concluded that we maintained effective internal control over financial reporting as of December 31, 2009 and 2008.
     InfrastruX had a material weakness in its reporting systems as well. In connection with its fiscal 2008 audit, InfrastruX identified a material weakness related to its entity-level processes for monitoring and assessing financial reporting risks and ensuring that appropriate procedures and controls are implemented in response to changes. Specifically, this material weakness arose from the combined effect of deficiencies related to (i) insufficient resources with the appropriate level of experience and training in the application of technical accounting guidance and (ii) inadequate monitoring, review and approval of the policies and procedures implemented to address new or non-recurring accounting transactions, including those designed to ensure relevant, sufficient and reliable data is accumulated to support assumptions and judgments. This material weakness resulted in errors in the reporting of goodwill and income taxes and required the restatement of InfrastruX’s 2006 and 2007 consolidated financial statements. As of the date of our acquisition of InfrastruX, InfrastruX believed this material weakness had been successfully remediated.

     Our failure to maintain effective internal control over financial reporting could adversely affect our ability to report our financial results on a timely and accurate basis, which could result in a loss of investor confidence in our financial reports or have a material adverse effect on our ability to operate our business or access sources of liquidity. Furthermore, because of the inherent limitations of any system of internal control over financial reporting, including the possibility of human error, the circumvention or overriding of controls and fraud, even effective internal controls may not prevent or detect all misstatements.
Our international operations are subject to political and economic risks of developing countries.
     We have operations in the Middle East (Oman) and anticipate that a portion of our contract revenue will be derived from, and a portion of our long-lived assets will be located in, developing countries.
     Conducting operations in developing countries presents significant commercial challenges for our business. A disruption of activities, or loss of use of equipment or installations, at any location in which we have significant assets or operations, could have a material adverse effect on our financial condition and results of operations. Accordingly, we are subject to risks that ordinarily would not be expected to exist to the same extent in the United States, Canada, Australia or Western Europe. Some of these risks include:
•	civil uprisings, terrorism, riots and war, which can make it impractical to continue operations, adversely affect both budgets and schedules and expose us to losses;

•	repatriating foreign currency received in excess of local currency requirements and converting it into dollars or other fungible currency;

•	exchange rate fluctuations, which can reduce the purchasing power of local currencies and cause our costs to exceed our budget, reducing our operating margin in the affected country;

•	expropriation of assets, by either a recognized or unrecognized foreign government, which can disrupt our business activities and create delays and corresponding losses;

•	availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of skilled craftsmen or specialized equipment in areas where local resources are insufficient;

•	governmental instability, which can cause investment in capital projects by our potential customers to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

•	decrees, laws, regulations, interpretations and court decisions under legal systems, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs; and

•	restrictive governmental registration and licensing requirements, which can limit the pursuit of certain business activities.
     Our operations in developing countries may be adversely affected in the event any governmental agencies in these countries interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Australia or Western Europe. We may be subject to unanticipated taxes, including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments, which could have a material adverse effect on our results of operations for any quarter or year.
     These risks may result in a material adverse effect on our results of operations.

We may be adversely affected by a concentration of business in a particular country.
     Due to a limited number of major projects worldwide, we expect to have a substantial portion of our resources dedicated to projects located in a few countries. Therefore, our results of operations are susceptible to adverse events beyond our control that may occur in a particular country in which our business may be concentrated at that time. Economic downturns in such countries could also have an adverse impact on our operations.
Special risks associated with doing business in highly corrupt environments may adversely affect our business.
     Our international business operations may include projects in countries where corruption is prevalent. Since the anti-bribery restrictions of the FCPA make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence.
Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.
     We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Projects may remain in our backlog for an extended period of time. In addition, project cancellations, terminations, or scope adjustments may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Many of our contracts have termination for convenience provisions in them, in some cases without any provision for penalties or lost profits. Therefore, project terminations, suspensions or scope adjustments may occur from time to time with respect to contracts in our backlog. Finally, poor project or contract performance could also impact our backlog and profits.
     Managing backlog in our Utility Transmission & Distribution segment (“Utility T&D”) also has other challenges. Backlog for anticipated projects in this segment is determined based on recurring historical trends, seasonal demand and projected customer needs, but the agreements in this segment rarely have minimum volume or spending obligations, and many of the contracts may be terminated by the customers on short notice. For projects in this segment on which we have commenced work that are cancelled, we may be reimbursed for certain costs, but typically have no contractual right to the total revenues included in our backlog.
Federal and state legislative and regulatory developments that we believe should encourage electric power transmission and natural gas pipeline infrastructure spending may fail to result in increased demand for our Utility T&D services.
     In recent years, federal and state legislation has been passed and resulting regulations have been adopted that could significantly increase spending on electric power transmission and natural gas pipeline infrastructure, including the Energy Act of 2005, the American Recovery and Reinvestment Act of 2009 (“ARRA”) and state Renewable Portfolio Standard (“RPS”) programs. However, much fiscal, regulatory and other uncertainty remains as to the impact this legislation and regulation will ultimately have on the demand for our Utility T&D services. For instance, regulations implementing provisions of the Energy Act of 2005 that may affect demand for our Utility T&D services remain, in some cases, subject to review in various federal courts. In one such case, decided in February 2009, a federal court of appeals vacated FERC’s interpretation of the scope of its backstop transmission line siting authority for electric power transmission projects. Accordingly, the effect of these regulations, once finally implemented, is uncertain and may not result in increased spending on the electric power transmission infrastructure. Continued uncertainty regarding the implementation of the Energy Act of 2005 and ARRA may result in slower growth in demand for our Utility T&D services.
     Renewable energy initiatives, including Texas’ CREZ plan, other RPS initiatives and ARRA, may not lead to increased demand for our Utility T&D services. While 29 states and Washington D.C. have mandatory RPS programs that require certain percentages of power to be generated from renewable sources, the RPS programs adopted in many states became law during periods of substantially higher oil and natural gas prices. As a result, or for budgetary or other reasons, states may reduce those mandates or make them optional or extend deadlines, which could reduce, delay or eliminate renewable energy development in the affected states. In addition, states may limit, delay or otherwise alter existing RPS programs in anticipation of a potential federal renewable energy standard.

Furthermore, renewable energy is generally more expensive to produce and may require additional power generation sources as backup. Funding for RPS programs may not be available or may be further constrained as a result of the significant declines in government budgets and subsidies and in the availability of credit to finance the significant capital expenditures necessary to build renewable generation capacity. These factors could lead to fewer projects resulting from RPS programs than anticipated or a delay in the timing of these projects and the related infrastructure, which would negatively affect the demand for our Utility T&D services. Moreover, even if the RPS programs are fully developed and funded, we cannot be certain that we will be awarded any resulting contracts. In addition, we cannot predict when programs under ARRA will be implemented or the timing and scope of any investments to be made under these programs, particularly in light of capital constraints on potential developers of these projects. Infrastructure projects such as those envisioned by CREZ and RPS initiatives are also subject to delays or cancellation due to local factors such as siting disputes, protests and litigation. Before we will receive revenues from infrastructure buildouts associated with any of these projects, substantial advance preparations are required such as engineering, procurement, and acquisition and clearance of rights-of-way, all of which are beyond our control. Investments for renewable energy and electric power infrastructure under ARRA may not occur, may be less than anticipated or may be delayed, may be concentrated in locations where we do not have significant capabilities, and any resulting contracts may not be awarded to us, any of which could negatively impact demand for our Utility T&D services.
     In addition, the increase in long-term demand for natural gas that we believe will benefit from anticipated U.S. greenhouse gas regulations, such as a cap-and-trade program or carbon taxes, may be delayed or may not occur. For example, we cannot predict whether or in what form cap-and-trade provisions and renewable energy standards such as those in the bill passed by the U.S. House of Representatives in 2009 will become law, especially in light of Senate Majority Leader Reid’s 2010 decision to advance an energy bill which does not include cap-and-trade provisions. It is difficult to accurately predict the timing and scope of any potential greenhouse gas regulations that may ultimately be adopted or the extent to which demand for natural gas will increase as a result of any such regulations.
Our failure to recover adequately on claims against project owners for payment could have a material adverse effect on us.
     We occasionally bring claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional costs, both direct and indirect. These claims can be the subject of lengthy arbitration or litigation proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial condition.
Our failure to resolve matters related to a facility construction project termination could have a material adverse impact on us.
     On January 13, 2010, TransCanada Pipelines, Ltd. (“TCPL”) notified us that we were in breach of contract and were being terminated for cause immediately on a cost reimbursable plus fixed fee construction contract for seven pump stations in Nebraska and Kansas that was awarded to us in September 2008. At the time of termination, we had completed approximately 96.0 percent of our scope of work.
     We have disputed the validity of the termination for cause and have challenged the contractual procedure followed by TCPL for termination for cause, which allows for a 30-day notification period during which time we are supposed to have an opportunity to remedy the alleged default. Despite not being granted this time, we agreed in good faith to cooperate with TCPL in an orderly demobilization and handover of the remaining work. As of December 31, 2010, we have outstanding receivables related to this project of $71.2 million and unapproved change orders for additional work of $4.2 million which have not been billed. Additionally, there are claims for additional fees totaling $16.4 million. It is our policy not to recognize revenue or income on unapproved change orders or claims until they have been approved. Accordingly, the $4.2 million in pending change orders and the $16.4 million of claims have been excluded from our revenue recognition. The preceding balances are partially offset by an unissued billing credit of $2.0 million related to a TCPL mobilization prepayment.
     If the termination for cause is determined to be valid and enforceable, we could be held liable for damages resulting from the alleged breach of contract, including but not limited to costs incurred by TCPL to hire a replacement contractor to complete the remainder of the work less the cost that we would have incurred to perform the same scope of work. Although we do not believe we are in breach of contract and intend to pursue our contractual and legal remedies, including having commenced arbitration and filed liens on constructed facilities, the resolution of this matter could have a material adverse effect on our financial condition or results of operations. TCPL’s response to the notice of arbitration included a counterclaim for damages of $23.1 million for the alleged breach of contract, inclusive of the unissued billing credit of $2.0 million for mobilization prepayment. TCPL has also disclaimed responsibility for payment of the current receivable balance outstanding at December 31, 2010, the unapproved change orders, and claims for additional fee. TransCanada has removed us from TransCanada’s bid list.
Our business is dependent on a limited number of key clients.
     We operate primarily in the oil and gas, refinery, petrochemical and electric power industries, providing services to a limited number of clients. Much of our success depends on developing and maintaining relationships with our major clients and obtaining a share of contracts from these clients. The loss of any of our major clients could have a material adverse effect on our operations. One client is responsible for 22.2 percent of our 12 month backlog and 39.8 percent of our total backlog at December 31, 2010.
Our use of fixed price contracts could adversely affect our operating results.
     A significant portion of our revenues are currently generated by fixed price contracts. Under a fixed price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts, whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.
     In addition, our Utility T&D segment also generates substantial revenue under unit price contracts under which we have agreed to perform identified units of work for an agreed price, which have similar associated risks. A “unit” can be as small as the installation of a single bolt or a foot of cable or as large as a transmission tower or foundation. The resulting profitability of a particular unit is primarily dependent upon the labor and equipment hours expended to complete the task that comprises the unit. Failure to accurately estimate the costs of completing a particular project could result in reduced profits or losses.
Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.
     We recognize contract revenue using the percentage-of-completion method on long-term fixed price contracts. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management’s reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.
Terrorist attacks and war or risk of war may adversely affect our results of operations, our ability to raise capital or secure insurance, or our future growth.
     The continued threat of terrorism and the impact of military and other action will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating both outside and inside the United States. Further, the U.S. government has issued public warnings that indicate that pipelines and other energy assets might be specific targets of terrorist organizations. These developments may subject our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.
Our operations are subject to a number of operational risks.
     Our business operations include pipeline construction, fabrication, pipeline rehabilitation services and construction and turnaround and maintenance services to refiners and petrochemical facilities. These operations involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator error could cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment, and suspension of operations. In locations where we perform work with equipment that is owned by others, our continued use of the equipment can be subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties.
     The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable.
Our goodwill may become impaired.
     We have a substantial amount of goodwill following our acquisitions of InfrastruX, Integrated Service Company, Midwest Management (1987) Ltd. and Wink Companies, LLC. At least annually, we evaluate our goodwill for impairment based on the fair value of each operating unit. This estimated fair value could change if there were future changes in our capital structure, cost of debt, interest rates, capital expenditure levels or ability to perform at levels that were forecasted. These changes could result in an impairment that would require a material non-cash charge to our results of operations. A significant decrease in expected cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. We have continued to experience sustained adverse market conditions, primarily in our downstream market space. During the third quarter of 2010, in connection with the completion of the preliminary forecast for 2011, it became evident that a goodwill impairment at our Downstream Oil & Gas segment was probable. As a result, a preliminary step one analysis for that segment was performed. Using a preliminary discounted cash flow analysis supported by comparative market multiples to determine the fair value of the segment versus its carrying value, an estimated range of likely impairment was determined and an impairment charge of $12.0 million was recorded during the third quarter of 2010. During the fourth quarter of 2010, we completed our annual evaluation of goodwill, which resulted in an additional, non-cash, pre-tax charge of $48.0 million. We will continue to monitor the carrying value of our goodwill.
We may become liable for the obligations of our joint ventures and our subcontractors.
     Some of our projects are performed through joint ventures with other parties. In addition to the usual liability of contractors for the completion of contracts and the warranty of our work, where work is performed through a joint venture, we also have potential liability for the work performed by our joint ventures. In these projects, even if we satisfactorily complete our project responsibilities within budget, we may incur additional unforeseen costs due to the failure of our joint ventures to perform or complete work in accordance with contract specifications.

     We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as hazardous waste removal, nondestructive inspection and catering and security. However, with respect to EPC and other contracts, including those in our Utility T&D segment, we may choose to subcontract a portion or substantial portion of the project. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.
Governmental regulations could adversely affect our business.
     Many aspects of our operations are subject to governmental regulations in the countries in which we operate, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, the increasing requirement in some countries to make greater use of local employees and suppliers, including, in some jurisdictions, mandates that provide for greater local participation in the ownership and control of certain local business assets. In addition, we depend on the demand for our services from the oil and gas, refinery, petrochemical and electric power industries, and, therefore, our business is affected by changing taxes, price controls and laws and regulations relating to these industries generally. The adoption of laws and regulations by the countries or the states in which we operate that are intended to curtail exploration and development drilling for oil and gas or the development of electric power generation facilities for economic and other policy reasons, could adversely affect our operations by limiting demand for our services.
     Our operations are also subject to the risk of changes in laws and policies which may impose restrictions on our business, including trade restrictions, which could have a material adverse effect on our operations. Other types of governmental regulation which could, if enacted or implemented, adversely affect our operations include:
•	expropriation or nationalization decrees;

•	confiscatory tax systems;

•	primary or secondary boycotts directed at specific countries or companies;

•	embargoes;

•	extensive import restrictions or other trade barriers;

•	mandatory sourcing and local participation rules;

•	stringent local registration or ownership requirements;

•	oil, gas or electric power price regulation;

•	unrealistically high labor rate and fuel price regulation; and

•	registration and licensing requirements.
     Our future operations and earnings may be adversely affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations, and the impact of these changes could be material.
Our strategic plan relies in part on acquisitions to sustain our growth. Acquisitions of other companies present certain risks and uncertainties.
     Our strategic plan involves growth through, among other things, the acquisition of other companies. Such growth involves a number of risks, including:

•	inherent difficulties relating to combining previously separate businesses;

•	diversion of management’s attention from ongoing day-to-day operations;

•	the assumption of liabilities of an acquired business, including both foreseen and unforeseen liabilities;

•	failure to realize anticipated benefits, such as cost savings and revenue enhancements;

•	potentially substantial transaction costs associated with business combinations;

•	difficulties relating to assimilating the personnel, services and systems of an acquired business and to integrating marketing, contracting, commercial and other operational disciplines;

•	difficulties in applying and integrating our system of internal controls to an acquired business; and

•	failure to retain key or essential employees or customers of, or any government contracts held by, an acquired business.
     In addition, we can provide no assurance that we will continue to locate suitable acquisition targets or that we will be able to consummate any such transactions on terms and conditions acceptable to us. Acquisitions may bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced.
We may not be able to successfully integrate our acquisition of InfrastruX, which could cause our business to suffer.
     Our acquisition of InfrastruX is significant. InfrastruX total assets account for approximately 55.0 percent of our total assets as of December 31, 2010. We may not be able to successfully combine the operations, personnel and technology of InfrastruX with our operations. Because of the size and complexity of InfrastruX’s business, if integration is not managed successfully by our management, we may experience interruptions in our business activities, a decrease in the quality of our services, a deterioration in our employee and customer relationships, increased costs of integration and harm to our reputation, all of which could have a material adverse effect on our business, financial condition and results of operations. We entered new lines of business when we acquired InfrastruX that we do not have experience managing, such as the electrical transmission business. Particularly because we will have to learn how to manage new lines of business, the integration of InfrastruX with our operations will require significant attention from management, which may decrease the time management will have to serve existing customers, attract new customers and develop new services and strategies. We may also experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration with InfrastruX may also impose substantial demands on our operations or other projects. We will have to actively strive to demonstrate to our existing customers that the acquisition will not result in adverse changes in our standards or business focus. The integration of InfrastruX also involved a significant capital commitment, and the return that we achieve on any capital invested may be less than the return achieved on our other projects or investments. There will be challenges in consolidating and rationalizing information technology platforms and administrative infrastructures. In addition, any delays or increased costs of combining the companies could adversely affect our operations, financial results and liquidity.
We may not realize the growth opportunities and cost synergies that are anticipated from our acquisition of InfrastruX.
     The benefits we expect to achieve as a result of our acquisition of InfrastruX will depend, in part, on our ability to realize anticipated growth opportunities and cost synergies. Our success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of InfrastruX’s business and operations with our business and operations. Even if we are able to integrate our business with InfrastruX’s business successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies we currently expect from this integration within the anticipated time frame or at all. For example, we may be unable to eliminate duplicative costs. Moreover, we anticipate that we will incur substantial expenses in connection with the integration of our business with InfrastruX’s business. While we anticipate that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the proposed acquisition may be offset by costs incurred or delays in integrating the companies, which could cause our revenue assumptions to be inaccurate.
The acquisition of InfrastruX may expose us to unindemnified liabilities.
     As a result of the recent acquisition, we acquired InfrastruX subject to all of its liabilities, including contingent liabilities. If there are unknown InfrastruX obligations, our business could be materially and adversely affected. We may learn additional information about InfrastruX’s business that adversely affects us, such as unknown liabilities, issues that could affect our ability to comply with the Sarbanes-Oxley Act or issues that could affect our ability to comply with other applicable laws. As a result, we can provide no assurance that the acquisition of InfrastruX will be successful or will not, in fact, harm our business. Among other things, if InfrastruX’s liabilities are greater than expected, or if there are material obligations of which we were not aware until after the time of completion of the acquisition, our business could be materially and adversely affected. If we become responsible for liabilities not covered by indemnification rights or substantially in excess of amounts covered through any indemnification rights, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows. Further, given the amount of indebtedness that we incurred to fund the acquisition, we may not be able to obtain additional financing required for any significant expenditures on favorable terms or at all.
We are self-insured against many potential liabilities.
     Although we maintain insurance policies with respect to automobile liability, general liability, workers’ compensation and employee group health claims, many of those policies are subject to substantial deductibles, and we are self-insured up to the amount of the deductible. Since most claims against us do not exceed the deductibles under our insurance policies, we are effectively self-insured for substantially all claims. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as other current and noncurrent liabilities. The determination of such claims and expenses and the appropriateness of the liability is reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If our insurance claims increase or costs exceed our estimates of insurance liabilities, we could experience a decline in profitability and liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Insurance” in our annual report on Form 10-K for the fiscal year ended December 31, 2010.
Our historical and pro forma combined financial information may not be representative of our results as a combined company.
     The pro forma combined financial information that we file with the SEC is constructed from the separate financial statements of Willbros Group, Inc. and InfrastruX and does not purport to be indicative of the financial information that will result from operations of the combined companies. In addition, the pro forma combined financial information that we file with the SEC is based in part on certain assumptions regarding the acquisition that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical and pro forma combined financial information that we file with the SEC does not purport to be indicative of what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.
Our operations expose us to potential environmental liabilities.
     Our U.S. and Canadian operations are subject to numerous environmental protection laws and regulations which are complex and stringent. We regularly perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. Part of the business in our Utility T&D segment is done in the southwestern U.S. where there is a greater risk of fines, work stoppages or other sanctions for disturbing Native American artifacts and archeological sites. Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time these acts were performed.
     We own and operate several properties in the United States and Canada that have been used for a number of years for the storage and maintenance of equipment and upon which hydrocarbons or other wastes may have been disposed or released. Any release of substances by us or by third parties who previously operated on these properties may be subject to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Compensation and Recovery Act (“RCRA”), and/or analogous state, provincial or local laws. CERCLA imposes joint and several liabilities, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of hazardous substances into the environment, while RCRA governs the generation, storage, transfer and disposal of hazardous wastes. Under these or similar laws, we could be required to remove or remediate previously disposed wastes and clean up contaminated property. This could have a significant impact on our future results.
     Our operations outside of the United States and Canada are oftentimes potentially subject to similar governmental or provincial controls and restrictions relating to the environment.
We are unable to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business segments.
     Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. As a result, there have been a variety of regulatory developments, proposals or requirements and legislative initiatives that have been introduced and/or issued in the United States (as well as other parts of the world) that are focused on restricting the emission of carbon dioxide, methane and other greenhouse gases. Although it is difficult to accurately predict how such legislation or regulations, including those introduced or adopted in the future, would impact our business and operations, it is possible that such laws and regulations could result in greater compliance costs or operating restrictions for us and/or our customers and could adversely affect the demand for some of our services.
Our industry is highly competitive, which could impede our growth.
     We operate in a highly competitive environment. A substantial number of the major projects that we pursue are awarded based on bid proposals. We compete for these projects against government-owned or supported companies and other companies that have substantially greater financial and other resources than we do. In some markets, there is competition from national and regional firms against which we may not be able to compete on price. Our growth may be impacted to the extent that we are unable to successfully bid against these companies. The global recession has intensified competition in the industries in which we operate as our competitors in these industries pursue reduced work volumes. Our competitors may have lower overhead cost structures, greater resources or other advantages and, therefore, may be able to provide their services at lower rates than ours or elect to place bids on projects that drive down margins to lower levels than we would accept.
     We also face competition in new arenas resulting from our acquisition of InfrastruX. For example, in recent years our cable restoration business in our Utility T&D segment has begun to face increasing competition from alternative technologies. Our CableCURE® product sales may be adversely affected by technological improvements by one or more of our competitors and/or the expiration of our exclusive intellectual property rights in such technology. If we are unable to keep pace with current or future technological advances in cable restoration, our business, financial condition and results of operations could suffer.

Our operating results could be adversely affected if our non-U.S. operations became taxable in the United States.
     If any income earned before our change of domicile in March 2009 by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected with a U.S. trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.
We are dependent upon the services of our executive management.
     Our success depends heavily on the continued services of our executive management. Our management team is the nexus of our operational experience and customer relationships. Our ability to manage business risk and satisfy the expectations of our clients, stockholders and other stakeholders is dependent upon the collective experience and relationships of our management team. The InfrastruX acquisition will further test our management team as we continue to absorb a significant new business without significantly expanding the size of our management team. We also may not be able to retain InfrastruX’s operating unit managers, project managers and field supervisors, who are personnel that are critical to the continued growth of InfrastruX’s business. We do not maintain key man life insurance for these individuals. The loss or interruption of services provided by one or more of our senior officers could adversely affect our results of operations.
Our storm restoration revenues are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, our results of operations generated by our Utility T&D business.
     Revenues derived from our storm restoration services are highly volatile and uncertain due to the unpredictable nature of weather-related events. InfrastruX’s annual storm restoration revenues have been as high as $67.0 million in 2008 when InfrastruX experienced the largest storm restoration revenues in its history as several significant hurricanes impacted the Gulf Coast and Florida and ice storms affected the Northeast, but storm restoration revenues were substantially lower in 2009. Therefore, InfrastruX’s storm restoration revenues for 2008 are not indicative of the revenues that this business typically generates in any period or can be expected to generate in any future period. Our Utility T&D segment’s revenues and operating income will likely continue to be subject to significant variations and uncertainties due to the volatility of our storm restoration volume. We may not be able to generate incremental revenues from storm activities to the extent that we do not receive permission from our regular customers (including Oncor) to divert resources to the restoration work for customers with which we do not have ongoing Master Service Agreement relationships, sometimes referred to by us as “off-system” work. In addition, our storm restoration revenues are offset in part by declines in our transmission and distribution (“T&D”) services because we staff storm restoration mobilizations by diverting resources from our T&D services.
Seasonal variations and inclement weather may cause fluctuations in our operating results, profitability, cash flow and working capital needs related to our Utility T&D segment.
     We have not historically considered seasonality a significant risk, but because a significant portion of our business in our Utility T&D segment is performed outdoors, our results of operations are exposed to seasonal variations and inclement weather. Our Utility T&D segment performs less work in the winter months, and work is hindered during other inclement weather events. Our Utility T&D segment revenue and profitability often decrease during the winter months and during severe weather conditions because work performed during these periods is more costly to complete. During periods of peak electric power demand in the summer, utilities generally are unable to remove their electric power T&D equipment from service, decreasing the demand for our maintenance services during such periods. The seasonality of this segment’s business also causes our working capital needs to fluctuate. Because this segment’s operating cash flow is usually lower during and immediately following the winter months, we typically experience a need to finance a portion of this segment’s working capital during the spring and summer.
We depend on our ability to protect our intellectual property and proprietary rights in our cable restoration and testing businesses, and we cannot be certain of their confidentiality and protection.
     Our success in the cable restoration and testing markets depends in part on our ability to protect our proprietary products and services. If we are unable to protect our proprietary products and services, our cable restoration and testing business may be adversely affected. To protect our proprietary technology, we rely primarily on trade secrets and confidentiality restrictions in contracts with employees, customers and other third parties. We also have a license to the patents Dow Corning Corporation holds from the U.S. Patent and Trademark Office relating to our CableCURE® product. In addition, we hold a number of U.S. and international patents, most of which relate to certain materials used in treating cables with CableCURE®. We also hold the patent and trademark to CableWISE®. If we fail to protect our intellectual property rights adequately, our competitors may gain access to that technology, and our cable restoration business may be harmed. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation proceedings. Despite our efforts to protect our proprietary technology, unauthorized persons may be able to copy, reverse engineer or otherwise use some of our proprietary technology. Furthermore, existing laws may afford only limited protection, and the laws of certain countries in which we operate do not protect proprietary technology as well as established law in the U.S. For these reasons, we may have difficulty protecting our proprietary technology against unauthorized copying or use or maintaining our market share with respect to our proprietary technology offerings. In addition, litigation may be necessary to protect our proprietary technology. This type of litigation is often costly and time consuming, with no assurance of success.
We contribute to multi-employer plans that could result in liabilities to us if those plans are terminated or we withdraw from those plans.
     We contribute to several multi-employer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, as amended by the Multi-employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer’s withdrawal from, or upon termination of, such plan. We do not routinely review information on the net assets and actuarial present value of the multi-employer pension plans’ unfunded vested benefits allocable to us, if any, and we are not presently aware of the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans. In addition, if the funding of any of these multi-employer plans becomes in “critical status” under the Pension Protection Act of 2006, we could be required to make significant additional contributions to those plans.
Risks Related to Our Common Stock
Our common stock, which is listed on the New York Stock Exchange, has from time to time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and you may not be able to resell your shares of common stock at or above the purchase price paid by you.
     The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:
•	the risk factors described in this prospectus;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industries generally;

•	general conditions in our customers’ industries; and

•	general conditions in the securities markets.

Our certificate of incorporation and bylaws may inhibit a takeover, which may adversely affect the performance of our stock.
     Our certificate of incorporation and bylaws may discourage unsolicited takeover proposals or make it more difficult for a third party to acquire us, which may adversely affect the price that investors might be willing to pay for our common stock. For example, our certificate of incorporation and bylaws:
•	provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

•	deny stockholders the ability to take action by written consent;

•	establish advance notice requirements for nominations for election to our Board of Directors and business to be brought by stockholders before any meeting of the stockholders;

•	provide that special meetings of stockholders may be called only by our Board of Directors, Chairman, Chief Executive Officer or President; and

•	authorize our Board of Directors to designate the terms of and issue new series of preferred stock.
Future sales of our common stock may depress our stock price.
     Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, may depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.
In the event we issue stock as consideration for certain acquisitions or to fund our corporate activities, we may dilute share ownership.
     We grow our business organically as well as through acquisitions. One method of acquiring companies or otherwise funding our corporate activities is through the issuance of additional equity securities. If we do issue additional equity securities, such issuances may have the effect of diluting our earnings per share as well as our existing stockholders’ individual ownership percentages in our company.
Our prior sale of common stock, warrants and convertible notes, and our outstanding warrants and convertible notes may lead to further dilution of our issued and outstanding stock.
     In November 2007, we completed an underwritten public offering of 7,906,250 shares of our common stock. In October 2006, we sold 3,722,360 shares of our common stock and warrants to purchase an additional 558,354 shares (of which, warrants to purchase 536,925 shares of common stock remained outstanding at December 31, 2010). The issuance of warrants and the prior issuance of $84.5 million of our 6.5% Senior Convertible Notes due 2012 (the “6.5% Notes”) may cause a significant increase in the number of shares of common stock currently outstanding. In May 2007, we induced the conversion of approximately $52.5 million in aggregate principal amount of our outstanding 6.5% Notes into a total of 2,987,582 shares of our common stock. As of December 31, 2010, 1,825,587 shares of common stock are issuable upon conversion of approximately $32.1 million in aggregate principal amount of the 6.5% Notes. If we elect to induce the conversion of additional convertible notes or holders elect to convert additional convertible notes, there may be a significant increase in the number of shares of our common stock outstanding.
     Our authorized shares of common stock consist of 70 million shares. The issuance of additional common stock or securities convertible into our common stock would result in further dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval, one million shares of preferred stock, which may give other stockholders dividend, conversion, voting and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. While our Board of Directors has no present intention of issuing any such preferred stock, other than pursuant to any earnout payments that may be made in connection with our acquisition of InfrastruX, it reserves the right to do so in the future.

USE OF PROCEEDS
          We will not receive any of the proceeds from the sale of the shares in this offering. The selling stockholder will receive all of the proceeds from sales of the shares sold from time to time in this offering.
PRICE RANGE OF COMMON STOCK
AND DIVIDEND POLICY
          Our common stock is listed on the New York Stock Exchange under the symbol “WG.” The following table sets forth the high and low sale prices per share for our common stock as reported by the New York Stock Exchange for the periods indicated:

	HIGH	LOW
For the fiscal year ended December 31, 2009
First quarter	$11.64	$5.85
Second quarter	17.01	9.21
Third quarter	15.58	10.78
Fourth quarter	18.11	12.59
For the fiscal year ended December 31, 2010
First quarter	$18.51	$11.57
Second quarter	13.76	7.36
Third quarter	9.75	6.80
Fourth quarter	10.02	6.84
For the fiscal year ended December 31, 2011
First quarter	$12.55	$9.03
Second quarter (through May 12, 2011)	11.87	9.50
          Substantially all of our stockholders maintain their shares in “street name” accounts and are not, individually, stockholders of record. As of April 29, 2011, our common stock was held by 221 holders of record and an estimated 7,400 beneficial owners.
          Since 1991, we have not paid any cash dividends on our capital stock, except dividends paid in 1996 on our outstanding shares of preferred stock, which were converted into shares of common stock on July 15, 1996. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our senior secured credit facility prohibits us from paying cash dividends on our common stock.

CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS
          This prospectus, including the documents that we incorporate by reference, contains “forward-looking statements.” All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas, gas liquids and power prices, demand for our services, the amount and nature of future investments by governments, expansion and other development trends of the oil and gas, refinery, petrochemical and power industries, business strategy, expansion and growth of our business and operations, the outcome of government investigations and legal proceedings and other such matters are forward-looking statements. These forward-looking statements are based on assumptions and analyses we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties. As a result, actual results could differ materially from our expectations. Factors that could cause actual results to differ from those contemplated by our forward-looking statements include, but are not limited to, the following:
•	curtailment of capital expenditures and the unavailability of project funding in the oil and gas, refinery, petrochemical and power industries;

•	increased capacity and decreased demand for our services in the more competitive industry segments that we serve;

•	reduced creditworthiness of our customer base and higher risk of non-payment of receivables;

•	inability to lower our cost structure to remain competitive in the market;

•	inability of the energy service sector to reduce costs in the short term to a level where our customers’ project economics support a reasonable level of development work;

•	inability to predict the timing of an increase in energy sector capital spending, which results in staffing below the level required when the market recovers;

•	reduction of services to existing and prospective clients as they bring historically out-sourced services back in-house to preserve intellectual capital and minimize layoffs;

•	the consequences we may encounter if we fail to comply with the terms and conditions of our final settlements with the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”), including the imposition of civil or criminal fines, penalties, enhanced monitoring arrangements, or other sanctions that might be imposed by the DOJ and SEC;

•	the issues we may encounter with respect to the federal monitor appointed under our Deferred Prosecution Agreement with the DOJ and any changes in our business practices which the monitor may require;

•	the commencement by foreign governmental authorities of investigations into the actions of our current and former employees, and the determination that such actions constituted violations of foreign law;

•	difficulties we may encounter in connection with the previous sale and disposition of our Nigeria assets and Nigeria based operations, including obtaining indemnification for any losses we may experience if, due to the non-performance by the purchaser of these assets, claims are made against any parent company guarantees we provided, to the extent those guarantees may be determined to have continued validity;

•	the dishonesty of employees and/or other representatives or their refusal to abide by applicable laws and our established policies and rules;

•	adverse weather conditions not anticipated in bids and estimates;

•	project cost overruns, unforeseen schedule delays and the application of liquidated damages;

•	the occurrence during the course of our operations of accidents and injuries to our personnel, as well as to third parties, that negatively affect our safety record, which is a factor used by many clients to pre-qualify and otherwise award work to contractors in our industry;

•	cancellation of projects, in whole or in part, for any reason;

•	failing to realize cost recoveries on claims or change orders from projects completed or in progress within a reasonable period after completion of the relevant project;

•	political or social circumstances impeding the progress of our work and increasing the cost of performance;

•	inability to obtain and maintain legal registration status in one or more foreign countries in which we are seeking to do business;

•	failure to obtain the timely award of one or more projects;

•	inability to identify and acquire suitable acquisition targets or to finance such acquisitions on reasonable terms;

•	inability to hire and retain sufficient skilled labor to execute our current work, our work in backlog and future work we have not yet been awarded;

•	inability to execute cost-reimbursable projects within the target cost, thus eroding contract margin and, potentially, contract income on any such project;

•	inability to obtain sufficient surety bonds or letters of credit;

•	inability to obtain adequate financing;

•	loss of the services of key management personnel;

•	the demand for energy moderating or diminishing;

•	downturns in general economic, market or business conditions in our target markets;

•	changes in and interpretation of U.S. and foreign tax laws that impact our worldwide provision for income taxes and effective income tax rate;

•	the potential adverse effects on our operating results if our non-U.S. operations became taxable in the United States;

•	changes in applicable laws or regulations, or changed interpretations thereof, including climate change legislation;

•	changes in the scope of our expected insurance coverage;

•	inability to manage insurable risk at an affordable cost;

•	enforceable claims for which we are not fully insured;

•	incurrence of insurable claims in excess of our insurance coverage;

•	the occurrence of the risk factors listed elsewhere or incorporated by reference in this prospectus; and

•	other factors, most of which are beyond our control.
          Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the consequences for, or effects on, our business or operations that we anticipate today. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

DESCRIPTION OF CAPITAL STOCK
General
          We have 71,000,000 authorized shares of capital stock, consisting of (a) 70,000,000 shares of common stock, par value $0.05 per share; and (b) 1,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
          As of May 5, 2011, 48,528,660 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. We are prohibited from paying cash dividends under the provisions of our senior secured credit facility.
          The holders of our common stock are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after the payment or provision for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of our common stock have no preemptive, subscription, conversion or redemption rights.
Preferred Stock
          As of the date of this prospectus there were no outstanding shares of preferred stock. Our board of directors may, without further approval of the stockholders, issue preferred stock from time to time in one or more series and fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.
          The specific matters that the board of directors may determine include the following:
•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends will be cumulative or non-cumulative;

•	the terms of any redemption;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company;

•	rights and terms of any conversion or exchange;

•	restrictions on the issuance of shares of the same series or any other series; and

•	any voting rights.
          The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:

•	decrease the amount of earnings and assets available for distribution to holders of common stock;

•	adversely affect the rights and powers, including voting rights, of holders of common stock; and

•	have the effect of delaying, deferring or preventing a change in control.
          For example, the board of directors, with its broad power to establish the rights and preferences of authorized but unissued preferred stock, could issue one or more series of preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.
Series A Preferred Stock
          In connection with the acquisition of InfrastruX, our Board of Directors authorized the issuance of a new series of preferred stock (the “Series A Preferred Stock”) pursuant to a Certificate of Designations, Preferences and Rights filed with the Secretary of State of Delaware (the “Certificate of Designations”). Shares of Series A Preferred Stock will only be issued under certain circumstances at the time of any final adjustment payment owed by us or if the earnout is earned. If issued, the Series A Preferred Stock will rank senior with respect to dividend payments and the distribution of assets to all other classes of our equity securities.
          Dividends will accrue on each share of Series A Preferred Stock at a rate per annum of 10 percent of the “Original Price.” The Original Price per share will be equal to the average closing price for our common stock for the 10 consecutive trading days ending on the trading day immediately prior to issuance, multiplied by 100. In addition, holders of the Series A Preferred Stock will participate with respect to any dividends or distributions paid in cash or in kind on our common stock on a 100-to-1 basis, which participation shall accrue interest at a rate per annum of 11 percent. Dividends will accrue from the date on which a share of Series A Preferred Stock is issued by us until paid, whether or not declared, and will be cumulative. Dividends that have not been paid in full or that are otherwise in default in respect of a dividend payment date will accrue interest at a rate of 11 percent per annum.
          In the event of certain liquidation events or a change in control, before any amount is paid to the holders of common stock and any other junior securities, the holders of Series A Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) the Original Price plus any declared and/or accrued but unpaid dividends thereon or (ii) the proceeds to be distributed to the holders of shares of common stock, on a 100-to-1 basis, plus an amount equal to declared and/or accrued but unpaid dividends on the Series A Preferred Stock. In the event that our assets are insufficient to permit such payments in full, our entire assets legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock.
          The Series A Preferred Stock will be redeemable by us at any time after the third anniversary of the date of issuance at a price per share equal to the Original Price, plus an amount equal to declared and/or accrued but unpaid dividends thereon to the date of redemption. At any time after the fifth anniversary of the issuance of the Series A Preferred Stock, at the election of greater than 50 percent of the shares of Series A Preferred Stock outstanding, we will be required to redeem that portion of the Series A Preferred Stock which the holders have elected to be redeemed at a price per share equal to the Original Price, plus an amount equal to declared and/or accrued but unpaid dividends thereon to the date of redemption. In the event of a change in control, at the election of any holder of Series A Preferred Stock outstanding, we will be required to redeem that portion of the Series A Preferred Stock which any such holder has elected to be redeemed at a price per share equal to the greater of (i) the Original Price plus any declared and/or accrued but unpaid dividends thereon or (ii) the proceeds to be distributed to the holders of shares of common stock, on a 100-to-1 basis, plus an amount equal to declared and/or accrued but unpaid dividends on the Series A Preferred Stock.
          The Series A Preferred Stock will not be convertible into our common stock. The affirmative vote of the holders of greater than 50 percent of the outstanding shares of Series A Preferred Stock, voting separately as a single class, will be required before the Certificate of Designations or our Certificate of Incorporation may be amended in any way that would adversely alter the rights, preferences and privileges of the Series A Preferred Stock or result in the issuance of additional Series A Preferred Stock or the creation of any equity security having preference over, or ranking pari passu with, the Series A Preferred Stock. Additionally, at such time and for so long as any dividends payable on the Series A Preferred Stock are not paid in full or are otherwise in default, the written consent or affirmative vote of the holders of greater than 50 percent of the outstanding shares of Series A Preferred Stock, consenting or voting separately as a single class, will be required before we may (i) declare or pay dividends or make any other distributions on any shares of stock ranking junior to the Series A Preferred Stock, (ii) declare or pay dividends or make any other distributions on any shares of stock ranking on a parity with the Series A Preferred Stock, except dividends paid ratably on the shares of Series A Preferred Stock and all such parity stock, (iii) redeem, purchase or otherwise acquire for consideration shares of any stock ranking junior to the Series A Preferred Stock, except as provided by the Certificate of Designations, or (iv) redeem, purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any stock ranking on a parity with the Series A Preferred Stock, except as provided by the Certificate of Designations. The holders of the Series A Preferred Stock will have no other voting rights.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
          Our certificate of incorporation and bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our Company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.
     Classified Board of Directors; Removal of Directors; Advance Notice Provisions for Stockholder Nominations
          Our certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then-outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our bylaws. Any proposal to amend or repeal the provisions of our certificate of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.
     Stockholder Action by Written Consent
          Our certificate of incorporation and bylaws prohibit stockholder action by written consent.
     Special Meetings of Stockholders
          Our bylaws provide that special meetings of the stockholders may be called at any time only by the board of directors, the chairman of the board, the chief executive officer or the president.
     Issuance of Preferred Stock
          As described above, our certificate of incorporation authorizes a class of undesignated preferred stock consisting of 1,000,000 shares. Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

     Business Combination Statute
          Section 203 of the Delaware General Corporation Law (the “DGCL”), in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time the stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized at a stockholders’ meeting by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. The restrictions of Section 203 of the DGCL do not apply to corporations that have elected, in the manner provided therein, not to be subject to Section 203 of the DGCL or, with certain exceptions, that do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. We have elected to be subject to Section 203 of the DGCL.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SELLING STOCKHOLDER
          The shares being offered pursuant to this prospectus by the selling stockholder are shares of our common stock previously issued to the selling stockholder. For additional information regarding the issuance of shares to the selling stockholder, see “Willbros Group, Inc.—InfrastruX Acquisition and Private Placement of Common Stock” above. We are registering the shares in order to permit the selling stockholder to offer the shares for resale from time to time.
          The table below sets forth certain information about the selling stockholder, including the name of the selling stockholder, its beneficial ownership prior to and after the completion of this offering and the number of shares of our common stock that the selling stockholder intends to sell in this offering. Except as set forth below or in the documents that we incorporate by reference, to our knowledge, neither the selling stockholder nor any entity controlling, controlled by or under common control with the selling stockholder has had any material relationship with us or any of our predecessors or affiliates within the past three years. The number of shares of common stock beneficially owned by the selling stockholder is based upon information furnished to us by or on behalf of the selling stockholder through April 6, 2011. The selling stockholder may have sold, transferred or otherwise disposed of, or purchased or otherwise acquired, shares of common stock since the date on which it provided information to us regarding its shares.

Maximum
		Number of	Number of	Percentage
	Number of	Shares to be	Shares	Beneficially
	Shares	Sold Pursuant	Owned	Owned
	Owned Prior	to this	After	After
Name of Selling Stockholder	to Offering	Prospectus	Offering(1)	Offering(1)

InfrastruX Holdings, LLC(2)	7,919,575	7,919,575	0	0%

(1)	Assumes that the selling stockholder sells all shares being offered under this prospectus. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any shares, and selling stockholder may decide to sell only a portion or none of its shares that are offered under this prospectus.

(2)	The address of InfrastruX Holdings, LLC is c/o Tenaska Capital Management, LLC, 1044 North 115th Street, Suite 400, Omaha, Nebraska 68154. InfrastruX Holdings, LLC is majority owned by TPF InfrastruX Holdings, LLC, a limited liability company organized under the laws of the State of Delaware, that is wholly owned by Tenaska Power Fund, L.P., and is managed by TPF Power, Inc. Tenaska Power Fund, L.P., through one or more of its affiliates, may be deemed to control TPF Power, Inc. Tenaska PF G, LLC is the general partner of Tenaska Power Fund, L.P. Tenaska PF G, LLC is managed by Tenaska PF, Inc. As a result, Tenaska Power Fund, L.P. and Tenaska PF, Inc. may be deemed to hold voting and disposition power with respect to all of the shares held by InfrastruX Holdings, LLC. Tenaska PF, Inc. is managed by a four-person board of directors, and all board action requires approval of a majority of the board. The address of Tenaska Power Fund, L.P. is c/o Tenaska Capital Management, LLC, 1044 North 115th Street, Suite 400, Omaha, Nebraska 68154. The address of Tenaska PF, Inc. is c/o Tenaska Capital Management, LLC, 1044 North 115th Street, Suite 400, Omaha, Nebraska 68154. Tenaska Power Fund, L.P. and its affiliates own on a fully-diluted basis approximately 93.5% of the interests of InfrastruX Holdings, LLC. Tenaska Capital Management, LLC, an affiliate of Tenaska Power Fund, L.P., provides portfolio management and administrative services to Tenaska Power Fund, L.P.
          We have entered into a Stockholder Agreement (as amended, the “Stockholder Agreement”) with the selling stockholder, which (i) establishes certain restrictions on transfer and resale with respect to any shares of our common stock beneficially owned by the selling stockholder and any affiliate transferees of the selling stockholder (collectively, the “Investor Group”) that agree to be bound by the provisions and entitled to the rights of the Stockholder Agreement and (ii) provides for certain corporate governance and registration rights.
          Pursuant to the Stockholder Agreement, we have increased the size of our Board of Directors from eight to ten members, and the Board of Directors appointed Alan B. Levande and Daniel E. Lonergan to fill the newly created vacancies (each, an “Investor Designee” and, together with any other directors who may be designated by the selling stockholder, the “Investor Designees”).

The selling stockholder is entitled to designate two Investor Designees as long as the Investor Group beneficially owns all of the shares of Company common stock received in connection with the acquisition (the “Initial Shares”). After such time when the Investor Group no longer beneficially owns all of the Initial Shares, the selling stockholder will have the right to two Investor Designees as long as the Investor Group beneficially owns at least 15% of all shares of Company common stock then outstanding, and one Investor Designee as long as the Investor Group beneficially owns at least 10% but less than 15% of all shares of Company common stock then outstanding. For purposes of determining the number of Investor Designees that the selling stockholder is entitled to designate, any shares of our common stock issued to former, current or future officers, directors and employees of ours or our affiliates on or after April 1, 2011, are excluded from the determination of the Investor Group’s ownership.
          The Stockholder Agreement provides that, as long as the Investor Group is entitled to designate one Investor Designee, the Investor Group will vote all of its shares of Company common stock in support of the Board of Directors’ slate of directors, and be present, in person or by proxy, at all meetings of our stockholders so that all of the shares beneficially owned by the Investor Group may be counted for purposes of determining the presence of a quorum. The selling stockholder also agreed that no member of the Investor Group will grant any proxies with respect to the shares of our common stock owned by it, other than to us, our designee or another member of the Investor Group, or deposit any shares of our common stock into a voting trust or subject any of such shares to any similar arrangement, other than with respect to another member of the Investor Group.
          Pursuant to the Stockholder Agreement, until the date that is six months after the date on which the Investor Group is no longer entitled to designate at least one person to the Board of Directors, the selling stockholder has agreed that neither it nor any member of the Investor Group will directly or indirectly acquire or agree to acquire any shares of our common stock that would result in an increase in the percentage interest held by the Investor Group above the percentage held by the Investor Group on the closing date. In addition, the selling stockholder agreed that neither it nor any member of the Investor Group will take certain actions, including the solicitation of proxies to vote in any election contest with respect to us or initiate or induce any other person to initiate any stockholder proposal.
          Under the Stockholder Agreement, transfer restrictions apply to the Investor Group until it no longer beneficially owns 5% or more of the then-outstanding shares of our common stock. Transfers by the Investor Group other than to affiliates who agree to be bound by the Stockholder Agreement are prohibited during the first 180 days after the closing date. During the period between 180 days and one year after the closing date, the Investor Group may sell up to $50,000,000 of our common stock in the aggregate (based on the prices at which such shares are sold by the Investor Group, net of selling commissions), and may freely sell any of their shares after one year, provided that, except as otherwise provided in the Stockholder Agreement, the Investor Group may not sell, in one transaction or a series of related private transactions, more than 4.99% of the then-outstanding shares of our common stock to any one person or group, or any shares to any person or group known to own 5% or more of the then-outstanding shares of our common stock (except in multiple open market transactions).
          We agreed to file a registration statement with the SEC which will be available for the resale of all shares of common stock acquired by the selling stockholder in the acquisition (the “Investor Shares”), and to use our best efforts to have the registration statement declared effective by the SEC within 180 days after the completion of the acquisition. The Investor Group may elect to sell shares under this registration statement in an underwritten public offering. In addition, the Stockholder Agreement provides the Investor Group with certain “piggyback” registration rights, pursuant to which the Investor Group may elect to participate in an underwritten public offering of our common stock initiated by us or another of our stockholders.
          Pursuant to the terms of our agreement for the acquisition of InfrastruX, the selling stockholder may receive earnout payments if certain targets are met.

PLAN OF DISTRIBUTION
          We are registering the shares of common stock previously issued to permit the resale of these shares by the holders of the shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares. We will bear all fees and expenses incident to our obligation to register the shares referenced in this prospectus.
          The selling stockholder may sell all or a portion of the shares beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	through privately negotiated transactions;

•	through short sales;

•	through sales pursuant to Rule 144;

•	by broker-dealers, who may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	through a combination of any such methods of sale; and

•	by any other method permitted pursuant to applicable law.
          If the selling stockholder effects such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholder may also sell shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge its shares to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law.

          The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The selling stockholder and any broker-dealer participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
          Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
          There can be no assurance that the selling stockholder will sell any or all of the shares registered pursuant to the registration statement, of which this prospectus forms a part.
          The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
          Pursuant to the Stockholder Agreement, we will pay all expenses of the registration of the shares, estimated to be $90,064 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the Stockholder Agreement, or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the Stockholder Agreement, or we may be entitled to contribution.
          Once sold under the registration statement, of which this prospectus forms a part, the shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
          The validity of the shares of common stock offered by this prospectus will be passed upon by Conner & Winters, LLP, Tulsa, Oklahoma.
EXPERTS
          The consolidated financial statements and schedule of Willbros Group, Inc. and subsidiaries as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 included in our Annual Report on Form 10-K filed on March 15, 2011, which are incorporated by reference herein, have been incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.
          The consolidated financial statements of InfrastruX Group, Inc. as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.
          We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. We incorporate by reference the documents listed below that we previously filed with the SEC (SEC File No. 1-34259) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions of such filings that are furnished rather than filed under applicable SEC rules) prior to the completion of the offering covered by this prospectus:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;
•	Our Current Report on Form 8-K/A filed on August 4, 2010, and our Current Reports on Form 8-K filed on March 9, 2011, April 12, 2011, April 26, 2011 and May 10, 2011; and

•	The description of our common stock contained in Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-155281) filed on November 12, 2008, including any subsequent amendment or report filed for the purpose of updating such description.
          These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You can access these documents on our website at http://www.willbros.com or you may request a copy of these filings at no cost, by writing or telephoning us at the following address:
Willbros Group, Inc.
4400 Post Oak Parkway
Suite 1000
Houston, TX 77027
Attention: Investor Relations
(713) 403-8000
          Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.